UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 27, 2024

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
  Form 20-F ✓        Form 40-F __

Smith+Nephew Fourth Quarter and Full Year 2023 Results
Strong revenue growth and improved trading profit margin in 2023
12-Point Plan on track and starting to deliver financial outcomes

27 February 2024

Smith+Nephew (LSE:SN, NYSE:SNN), the global medical technology business, reports results for the fourth quarter and full year ended 31 December 2023:

	31 Dec	31 Dec	Reported	Underlying
	2023	2022	growth	growth
	$m	$m	%	%
Fourth Quarter Results1,2
Revenue	1,458	1,365	6.8	6.4

Full Year Results1,2
Revenue	5,549	5,215	6.4	7.2
Operating profit	425	450
Operating profit margin (%)	7.7	8.6
EPS (cents)	30.2	25.5

Trading profit	970	901
Trading profit margin (%)	17.5	17.3
EPSA (cents)	82.8	81.8

Q4 Trading Highlights1,2
● Q4 revenue of $1,458 million (2022: $1,365 million), up 6.4% on an underlying basis. Reported growth of 6.8% was after 40bps FX tailwind

Full Year Financial Highlights1,2
●  Revenue of $5,549 million (2022: $5,215 million), up 7.2% on an underlying basis, ahead of guidance. Reported growth of 6.4% was after -80bps FX headwind
o  Orthopaedics underlying growth up 5.7%, setting foundations for further improvement
o  Sports Medicine & ENT underlying growth up 10.0%, including headwind from slow China market
o  Advanced Wound Management delivered 6.4% underlying revenue growth, maintaining momentum from prior year
●  Trading profit up 7.6% on a reported basis to $970 million (2022: $901 million) with 17.5% trading profit margin (2022: 17.3%), in line with guidance. Reported operating profit was $425 million (2022: $450 million)
●  Cash generated from operations of $829 million (2022: $581 million) with improved trading cash flow of $635 million (2022: $444 million)
●  EPSA 82.8¢ (2022: 81.8¢), EPS 30.2¢ (2022: 25.5¢)
●  Full year dividend of 37.5¢ per share (2022: 37.5¢ per share)

Strategic Highlights
● 12-Point Plan on-track with progress starting to translate into financial outcomes
● Innovation strategy driving higher growth and delivering a strong pipeline of new products
● Acquisition of CartiHeal, strengthening leadership in Sports Medicine biological healing

Outlook1,2
●  Positive operating leverage and 12-Point Plan benefits expected to more than offset headwinds including continuing inflation, -70bps from China Volume Based Procurement (VBP) within Sports Medicine Joint Repair, and transactional foreign exchange
●  2024 guidance: underlying revenue growth expected in the range of 5.0% to 6.0% (4.6% to 5.6% reported), and trading profit margin expected to be at least 18.0%
●  Midterm targets unchanged

Deepak Nath, Chief Executive Officer, said:

"I am pleased with our overall performance in 2023, as our actions to transform Smith+Nephew have begun to translate into meaningful financial outcomes. We delivered revenue growth ahead of guidance for the full year and made important improvements to our trading profit margin against a challenging macro-environment.

"Our 12-Point Plan is on track. While there is more to do to enhance our performance in US reconstruction, our Orthopaedics business is progressing along a clear improvement path. 2023 was another year of good growth for our Sports Medicine & ENT and Advanced Wound Management businesses.

"Our investment in innovation continues to deliver, with almost half of our 2023 growth coming from products launched in the last five years. We were pleased to add major launches in robotics, shoulder arthroplasty and negative pressure wound therapy to the portfolio during the year.

"We have entered 2024 as a fundamentally stronger business and look forward to delivering another year of robust growth and further margin expansion."

Analyst conference call
An analyst conference call to discuss Smith+Nephew's fourth quarter and full year results will be held 8.30am GMT / 3.30am EST on 27 February 2024, details of which can be found on the Smith+Nephew website at https://www.smith-nephew.com/en/about-us/investors.

Enquiries

Investors
Andrew Swift Katharine Rycroft	+44 (0) 1923 477433 +44 (0) 7811 270734
Smith+Nephew

Media
Charles Reynolds	+44 (0) 1923 477314
Smith+Nephew

Susan Gilchrist / Ayesha Bharmal	+44 (0) 20 7404 5959
Brunswick

Notes
1.        Unless otherwise specified as 'reported' all revenue growth throughout this document is 'underlying' after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2022 period.

'Underlying revenue growth' reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below. See Other Information on pages 34 to 38 for a reconciliation of underlying revenue growth to reported revenue growth.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior revenue translated at the  prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

2.        Certain items included in 'trading results', such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to trading cash conversion ratio, EPSA, leverage ratio and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 34 to 38 and are reconciled to the most directly comparable financial measure prepared in accordance with IFRS. Reported results represent IFRS financial measures as shown in the Condensed Consolidated Financial Statements.

Smith+Nephew Fourth Quarter Trading and Full Year 2023 Results
Group revenue in 2023 was $5,549 million (2022: $5,215 million), an increase of 7.2% on an underlying basis. This growth was ahead of our full year guidance published in February 2023 for growth between 5.0% to 6.0%, and reflects the strength of the portfolio with all three business units delivering underlying growth above 5% for the full year. Group reported growth of 6.4% reflected a -80bps headwind from foreign exchange primarily due to the strength of the US Dollar.

Our fourth quarter revenue was $1,458 million (2022: $1,365 million), up 6.4% on an underlying basis. Fourth quarter reported revenue growth was 6.8% after a 40bps foreign exchange benefit.

Trading profit for 2023 was up 7.6% on a reported basis to $970 million (2022: $901 million). The trading profit margin was 17.5% (2022: 17.3%), an improvement on the prior year and in line with our full year guidance. The operating profit was $425 million (2022: $450 million).

The strong revenue growth and improved trading profit margin in 2023 were built upon the early benefits from our actions to transform Smith+Nephew. The 12-Point Plan is on track, with progress beginning to translate into financial outcomes, and our innovation strategy is delivering a strong pipeline of new products that we expect to drive future performance.

Delivering our Strategy for Growth and 12-Point Plan

Smith+Nephew's Strategy for Growth is based on three pillars:

●  First, Strengthen the foundations of Smith+Nephew. A solid base in commercial and manufacturing will enable us to serve customers sustainably and efficiently, and deliver the best from our core portfolio.

●  Second, Accelerate our growth profitably, through more robust prioritisation of resources and investment, and with continuing customer focus.

●  Third, continue to Transform ourselves for higher long-term growth, through investment in innovation and acquisitions.

In July 2022 we announced our 12-Point Plan to fundamentally change the way Smith+Nephew operates, accelerating delivery of our Strategy for Growth and transforming to a consistently higher-growth company. The 12-Point Plan supports the first two pillars of the Strategy for Growth and is focused on:

●  Fixing Orthopaedics, to regain momentum across hip and knee implants, robotics and trauma, and win share with our differentiated technology;

●  Improving productivity, to support trading profit margin expansion; and

●  Further accelerating growth in our already well-performing Advanced Wound Management and Sports Medicine & ENT business units.

Since inception we have measured our progress across the 12-Point Plan through a set of internal KPIs to drive accountability.

The 12-Point Plan is on track and starting to deliver financial outcomes. Work will continue in 2024, with further financial progress expected to follow across the year and in 2025.

Fixing Orthopaedics

We have made solid progress on fixing much of Orthopaedics, and laid the foundations for further improvement. Overall, 2023 full year business unit growth was 5.7% underlying (4.8% reported), strongly ahead of last year's growth, which was 1.9% underlying (-2.0% reported). Performance has improved in Hip and Knee Implants outside of the US, and globally in Other Reconstruction (which includes robotics) and Trauma & Extremities. Recovery has been slower to come through in US Reconstruction, especially in US Knee Implants.

Product availability has been central to these variances in performance. By year end, across Orthopaedics, on the percentage of customer order lines filled (measured by line-item fill rates (LIFR)), we had closed more than 95% of the gap between the low point and our target of being in line with industry standard. Within this, in US Reconstruction there are still some areas of inconsistent product availability, which, together with slower than anticipated set deployments and some expected impact from sales force change, limited our ability to win new business. Through the 12-Point Plan we are continuing to address the factors that have undermined performance in US Reconstruction.

We are making headway on inventory through better sales and operations planning, improving forecasting and bringing the mix of what we manufacture into line with demand. By the end of 2023, inventory levels for all business units were starting to come down as we expanded recent product launches, consumed raw materials and completed and deployed new instrument sets. We turned a corner in 2023, and brought Days Sales of Inventory down by 5% for the year, after several years of increase, and expect to continue to drive improvement in 2024 and beyond.

A significant driver of the overall Orthopaedics improvements has been the new demand and supply planning process which has brought a deeper level of specificity and collaboration between our operations and commercial teams. We are also benefiting from our actions to improve logistics and redeploy implants and instrument sets from lower to higher-utilisation customers.

We have invested in improving our commercial execution. In 2023 we repositioned our offering and undertook deeper sales training for the Orthopaedics team, and enhanced our incentive plans to better align reward with performance, sales mix, robotic placement and implant pull-through.

These steps are expected to help us address the performance in Hip and Knee Implants in the US, which remains a priority. At the same time, they will also ensure we sustain the progress we have delivered elsewhere.

In Trauma & Extremities, where we have successfully addressed availability of product and instrument sets for our EVOS◊ Plating system, we are focused on maintaining the improved growth delivered in the second half of 2023.

Improving Productivity

We have made good progress on our actions to improve productivity, contributing around 160bps to our 2023 trading profit margin. Actions have included updating and standardising pricing strategies across our portfolio and reducing days sales outstanding. We are also making procurement savings to help mitigate cost inflation and drive productivity. During 2023 we deployed an enhanced supplier selection process to identify and award business to suppliers that better align to the global business unit strategies and long-term performance metrics, and better aligned global category strategies to unlock the Smith+Nephew buying power and leverage, helping to drive volume to the most preferred suppliers and reduce cost.

In line with our plan, work on manufacturing optimisation is at an early stage, with the benefits from network simplification and cost and asset efficiencies expected to support our mid-term margin improvement targets. The underlying work is progressing, with KPIs tracking accordingly. For instance, conversion cost, which is total direct and indirect cost to convert raw materials into finished goods as a percentage of sales, started to come down in the second half of 2023.

A better aligned supply and demand process has enabled us to critically assess our manufacturing capacity. From a network perspective we are reducing excess capacity, having exited one small site in France and announced the closures of two more in China and Germany. Over the last two years we have also reduced hiring and our reliance on contingent workers.

Further accelerating growth in Advanced Wound Management and Sports Medicine & ENT

The important third pillar of the 12-Point Plan is focused on building on the consistent above-market performance of our Advanced Wound Management and Sports Medicine & ENT business units. Progress is also coming through across this workstream.

Our negative pressure wound therapy business is benefitting from focused additional resource behind our sales force, delivering strong growth in 2023 across both our traditional RENASYS◊ Negative Pressure Wound Therapy System and our single-use PICO◊ Negative Pressure Wound Therapy System.

We are pleased with our progress across Ambulatory Surgical Centers (ASCs), as we more than tripled the pace of cross-business unit deals between our Orthopaedics and Sports Medicine businesses in 2023. Under the 12-Point Plan we have developed a coordinated approach across these business units overseen by a dedicated strategic sales team. We are building on the strong position established by our Sports Medicine business, which is already the preferred choice for a large proportion of the ASC market, and successfully introducing our Orthopaedics portfolio. The CORI Surgical System offers a broad range of indications and specialised tools to help accommodate the high growth of outpatient/ASC hip and knee implant procedures, with around a quarter of US placements of our CORI◊ Surgical System in 2023 being with ASC customers.

Creating value through Innovation

Innovation through our R&D programme is central to our higher growth ambitions. In 2023, approaching half of our full year underlying revenue growth came from products launched in the last five years. Encouragingly, some of our key growth platforms like our robotics-enabled CORI◊ Surgical System, our EVOS◊ trauma plating platform and our REGENETEN◊ Bioinductive Implant for biological healing are not only contributing to growth today, but also have multi-year runways still ahead of them as we expand applications and launch in new markets.

In 2023 we delivered a good cadence of new product launches, completing 20 with development finished on a further two ahead of launch in 2024.

We delivered a number of important enhancements to our robotics-assisted CORI Surgical System. The CORI Digital Tensioner, a proprietary device for soft tissue balancing in knee replacement, and the only tensioner for robotics-assisted surgery, helps make planning more objective and eliminates inconsistencies in surgery from current manual or mechanical tools. Personalized Planning powered by AI and the RI.INSIGHTS◊ Data Visualization Platform gives surgeons a better understanding of how pre-operative surgical plans and intra-operative decision-making link to post-operative outcomes. A saw solution added versatility to appeal to a broader range of surgeons, making CORI the only solution to offer robotics-assisted burring and saw bone-cutting options and an application for revision knee surgery.

We introduced our AETOS◊ Shoulder System, an important part of our growth plans for Trauma & Extremities which will enable Smith+Nephew to compete effectively in the $1.7 billion shoulder market, which, at around 9% CAGR, is one of the fastest growing segments in Orthopaedics.

In Advanced Wound Management, we are at the early stages of rolling out the new RENASYS◊ EDGE Negative Pressure Wound Therapy System. RENASYS EDGE brings an important new option to customers looking for enhanced intuitiveness, simplicity and durability, especially important for home-care settings.

We also continued to invest behind our Sports Medicine portfolio, for instance launching REGENETEN in China, India and Japan.

Acquisition of CARTIHEAL◊ AGILI-C◊ Cartilage Repair Implant

Our M&A programme focuses on augmenting our R&D programmes with acquisitions of exciting technologies to enhance the product portfolio. During the year we announced the acquisition of CartiHeal, the developer of the CARTIHEAL AGILI-C Cartilage Repair Implant, a novel sports medicine technology for cartilage regeneration in the knee. We announced the completion of this acquisition on 10 January 2024, paying $180 million, with up to a further $150 million contingent on future financial performance.

CARTIHEAL AGILI-C is an off-the-shelf one-step treatment for osteochondral (bone and cartilage) lesions with a broader indication than existing treatments. It is indicated to treat a wide patient population, including those with lesions in knees with mild to moderate osteoarthritis, a previously unaddressed condition, as well as the approximately 700,000 patients that receive cartilage repair annually in the US.

The combination of REGENETEN and CARTIHEAL AGILI-C strengthens our leadership in Sports Medicine products that enable biological healing. We expect to use our market development and commercialisation expertise, including that built through REGENETEN and our successful knee repair business, to establish a new standard of care with this novel technology.

Fourth Quarter 2023 Trading Update
Our fourth quarter revenue was $1,458 million (2022: $1,365 million), up 6.4% on an underlying basis (reported revenue growth of 6.8% after 40bps foreign exchange tailwind). There were 60 trading days in the quarter, in-line with 2022.

Fourth Quarter Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	576	549	4.9	4.9	-	-
Knee Implants	242	234	3.6	3.6	-	-
Hip Implants	155	150	3.0	3.6	-	(0.6)
Other Reconstruction(ii)	31	26	19.9	19.0	-	0.9
Trauma & Extremities	148	139	6.2	5.8	-	0.4

Sports Medicine & ENT	462	430	7.3	7.1	-	0.2
Sports Medicine Joint Repair	256	235	8.9	8.8	-	0.1
Arthroscopic Enabling Technologies	161	154	4.0	3.7	-	0.3
ENT (Ear, Nose and Throat)	45	41	10.7	10.7	-	-

Advanced Wound Management	420	386	9.0	7.8	-	1.2
Advanced Wound Care	185	179	3.3	1.4	-	1.9
Advanced Wound Bioactives	149	133	12.8	12.5	-	0.3
Advanced Wound Devices	86	74	16.1	14.9	-	1.2

Total	1,458	1,365	6.8	6.4	-	0.4

Consolidated revenue by geography
US	788	742	6.2	6.2	-	-
Other Established Markets(iii)	420	385	9.0	6.1	-	2.9
Total Established Markets	1,208	1,127	7.2	6.2	-	1.0
Emerging Markets	250	238	5.1	7.6	-	(2.5)
Total	1,458	1,365	6.8	6.4	-	0.4
(i)   Underlying growth is defined in Note 1 on page 3
(ii)  Other Reconstruction includes robotics capital sales, our joint navigation business and bone cement
(iii) Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

Fourth Quarter Business Unit Performance

Orthopaedics

Our Orthopaedics business unit delivered revenue growth of 4.9% underlying (4.9% reported) in the quarter.

Knee Implants grew 3.6% (3.6% reported) and Hip Implants grew 3.6% underlying (3.0% reported). Knee performance was led by our JOURNEY II◊ Knee System. Hip growth was led by our POLAR3◊ Total Hip Solution and R3 Acetabular System. Double-digit growth in Knee Implants in Europe and China was offset by performance in the US, a decline of -3.8%, which reflected some areas of inconsistent product availability, slower than anticipated set deployments and the expected impact from sales force change. In Hip Implants we delivered double-digit growth in Europe offset by 1.1% growth in the US.

Other Reconstruction delivered revenue growth of 19.0% underlying (19.9% reported) with strong growth across robotics including a record quarter of placements of our CORI Surgical System in the US and following the launch of CORI in China last quarter.

Trauma & Extremities revenue was up 5.8% underlying (6.2% reported) with double-digit growth in the US as we successfully drive greater adoption of the EVOS◊ Plating System now availability has improved.

Sports Medicine & ENT

Our Sports Medicine & ENT business unit delivered underlying revenue growth of 7.1% (7.3% reported) in the quarter. Excluding China, where the sector faces a headwind from distributors reducing inventory in anticipation of the Volume Based Procurement (VBP) programme, Sports Medicine & ENT grew 8.7% on an underlying basis (9.1% reported).

Sports Medicine Joint Repair delivered 8.8% underlying revenue growth (8.9% reported) led by strong double-digit growth from REGENETEN. Excluding China, Sports Medicine Joint Repair grew 12.0% underlying (12.5% reported).

Arthroscopic Enabling Technologies revenue grew 3.7% underlying (4.0% reported), with good growth from our COBLATION◊ resection range and patient positioning portfolio.

ENT revenue was up 10.7% underlying (10.7% reported) led by our tonsil and adenoid business where we have seen a return to more normalised procedure volumes after Covid.

Advanced Wound Management

Our Advanced Wound Management business unit delivered underlying revenue growth of 7.8% (9.0% reported).

Advanced Wound Care revenue grew 1.4% underlying (3.3% reported) with good growth across our foam dressing and infection management portfolios offset by skin care.

Advanced Wound Bioactives delivered revenue growth of 12.5% underlying (12.8% reported), with strong growth from SANTYL◊ as our channel restocked following the temporary delay to shipments reported last quarter.

Advanced Wound Devices revenue was up 14.9% underlying (16.1% reported) driven by double-digit growth from both our traditional RENASYS◊ Negative Pressure Wound Therapy System and our single-use PICO◊ Negative Pressure Wound Therapy System.

Fourth Quarter Geographic Performance

Geographically, revenue from our Established Markets was up 6.2% underlying (7.2% reported). Within this, the US was up 6.2% underlying (6.2% reported) and Other Established Markets was up 6.1% underlying (9.0% reported). Emerging Markets revenue growth of 7.6% underlying (5.1% reported) included the impact of the VBP headwind in Sports Medicine in China.

Full Year 2023 Consolidated Analysis

Smith+Nephew results for the year ended 31 December 2023:

			Reported
	2023	2022	growth
	$m	$m	%
Revenue	5,549	5,215	6.4
Operating profit	425	450
Acquisition and disposal related items	60	4
Restructuring and rationalisation costs	220	167
Amortisation and impairment of acquisition intangibles	207	205
Legal and other	58	75
Trading profit(i)	970	901	7.6
	¢	¢
Earnings per share ('EPS')	30.2	25.5	18.2
Acquisition and disposal related items	7.3	15.1
Restructuring and rationalisation costs	20.7	15.8
Amortisation and impairment of acquisition intangibles	18.6	18.4
Legal and other	6.0	7.0
Adjusted Earnings per share ('EPSA')(i)	82.8	81.8	1.3
(i)         See Other Information on pages 34 to 38

Full Year 2023 Analysis

Our full year revenue was $5,549 million (2022: $5,215 million), up 7.2% on an underlying basis. Reported growth was 6.4% including a foreign exchange headwind of -80bps.

The gross profit was $3,819 million (2022: $3,675 million) with gross margin 68.8% (2022: 70.5%). Operating profit was $425 million (2022: $450 million) after acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles and legal and other items (see Other Information on pages 34 to 38).

Trading profit was up 7.6% on a reported basis to $970 million (2022: $901 million), with a trading profit margin of 17.5% (2022: 17.3%). The 20bps margin expansion reflects benefits of c. 160bps from productivity improvements and c. 110bps from revenue growth leverage offset by headwinds of c. -130bps from input cost inflation and c. -120bps from transactional foreign exchange (see Note 2 to the Financial Statements for global business unit trading profit).

Acquisition and disposal-related items primarily relate to the acquisition of CartiHeal and impairment of Engage Surgical's goodwill, partially offset by credits relating to remeasurement of contingent consideration from prior year acquisitions. During 2023, management evaluated the commercial viability of Engage's partial knee system  products and concluded that they should be discontinued. A total of $109 million of Engage's assets and liabilities were written off as a result of this action (see Note 2 to the Financial Statements).

Restructuring costs totalled $220 million, including costs related to the efficiency and productivity work underway across the Group under the 12-Point Plan. Overall,  incremental benefits of around $68 million were recognised during the year.

The net interest charge within reported results was $98 million (2022: $66 million) which reflects a full year of interest expense on our debut €500 million Euro bond issued in October 2022 and higher drawings on the Group's revolving credit facility.

Reported tax for the year to 31 December 2023 was a charge of $27 million (2022: charge of $12 million) with the low charge being attributed to tax credits on non-trading items such as restructuring and rationalisation expenses and amortisation of acquisition intangibles. The tax rate on trading results for the year to 31 December 2023 was 16.2% (2022: 16.3%) (see Note 4 to the Financial Statements and Other Information on pages 34 to 38 for further details on taxation).

Adjusted earnings per share ('EPSA') was 82.8¢ (165.6¢ per ADS) (2022: 81.8¢ per share). Basic earnings per share ('EPS') was 30.2¢ (60.4¢ per ADS) (2022: 25.5¢ per share), reflecting restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

Cash generated from operations was $829 million (2022: $581 million) and trading cash flow was $635 million (2022: $444 million). The increase was primarily driven by reduced working capital outflow as inventory began to fall by year-end (see Other Information on pages 34 to 38 for a reconciliation between cash generated from operations and trading cash flow). As a result of the working capital movement, the trading profit to cash conversion ratio improved to 65% (2022: 49%).

In 2023 the Group concluded a refinancing of our $1 billion revolving credit facility (RCF). The RCF maturity has been extended to 2028 with options to extend to 2030. The Group also repaid $130 million of private placement debt. $405 million of private placement debt will mature in 2024. The Group's net debt, excluding lease liabilities, at 31 December 2023 was $2,577 million with committed facilities of $3.6 billion (see Note 6 to the Financial Statements).

Dividend

The Board is recommending a Final Dividend of 23.1¢ per share (46.2¢ per ADS) (2022: 23.1¢ per share). Together with the Interim Dividend of 14.4¢ per share (28.8¢ per ADS), this will give a total distribution of 37.5¢ per share (75.0¢ per ADS), unchanged from 2022. Subject to confirmation at our Annual General Meeting, the Final Dividend will be paid on 22 May 2024 to shareholders on the register at the close of business on 2 April 2024.

Outlook
The Group is today providing guidance for 2024 and reconfirming its midterm targets.

2024 Guidance

For 2024 we are targeting another year of strong revenue growth and a further expansion of trading profit margin.

For revenue, we expect to deliver underlying revenue growth in the range of 5.0% to 6.0%. Within this, we expect continued strong growth from our Sports Medicine & ENT and Advanced Wound Management business units, and further improvement in Orthopaedics as we continue to execute on the 12-Point Plan. On a reported basis the guidance equates to a range of around 4.6% to 5.6% based on exchange rates prevailing on 21 February 2024.

In terms of phasing, we expect the first quarter revenue growth rate to reflect the tough US comparator from the good start to 2023, as well as a slower quarter from Advanced Wound Bioactives following the strong fourth quarter and one less trading day year-on-year. We expect the business to return to higher growth across the remainder of the year.

We expect to deliver a trading profit margin of at least 18.0%. Within this, headwinds are expected to include continuing inflation, a -70bps impact from China VBP within Sports Medicine Joint Repair, and around -30bps from transactional foreign exchange, plus a small impact from the acquisition of CartiHeal. We expect to more than offset these headwinds through positive operating leverage from revenue growth and productivity improvements and cost saving initiatives from the 12-Point Plan.

As in prior years, we expect the trading profit margin to be higher in the second half than in the first half, although with a less marked step up than in 2023.

The tax rate on trading results for 2024 is forecast to be in the range of 19% to 20%, subject to any material changes to tax law or other one-off items.

Midterm targets

Our midterm targets are unchanged.  The Group is focused on delivering underlying revenue growth of consistently 5%+ and expanding our trading profit margin.

We continue to target at least 20% trading profit margin in 2025. While headwinds such as persistent inflation, foreign exchange movements and China VBP in Sports Medicine Joint Repair make that a demanding target, we do expect to see an increasing impact from the 12-Point Plan, including the benefits of our manufacturing optimisation programme, which are expected to flow through strongly in 2025.

Forward calendar

The Q1 2024 Trading Report will be released on 1 May 2024.

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people's bodies and their self-belief by using technology to take the limits off living. We call this purpose 'Life Unlimited'. Our 18,000 employees deliver this mission every day, making a difference to patients' lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in more than 100 countries, and generated annual sales of $5.5 billion in 2023. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms 'Group' and 'Smith+Nephew' are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Forward-looking Statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC's website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

Full Year Consolidated Revenue Analysis

	31 December	31 December	Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	Growth(i)	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Orthopaedics	2,214	2,113	4.8	5.7	-	(0.9)
Knee Implants	940	899	4.7	5.5	-	(0.8)
Hip Implants	599	584	2.5	3.8	-	(1.3)
Other Reconstruction(ii)	111	87	27.8	28.0	-	(0.2)
Trauma & Extremities	564	543	3.7	4.4	-	(0.7)

Sports Medicine & ENT	1,729	1,590	8.8	10.0	-	(1.2)
Sports Medicine Joint Repair	945	870	8.7	9.9	-	(1.2)
Arthroscopic Enabling Technologies	588	567	3.7	4.7	-	(1.0)
ENT (Ear, Nose and Throat)	196	153	28.1	29.8	-	(1.7)

Advanced Wound Management	1,606	1,512	6.2	6.4	-	(0.2)
Advanced Wound Care	725	712	1.8	2.1	-	(0.3)
Advanced Wound Bioactives	553	520	6.3	6.2	-	0.1
Advanced Wound Devices	328	280	17.0	17.6	-	(0.6)

Total	5,549	5,215	6.4	7.2	-	(0.8)

Consolidated revenue by geography
US	2,979	2,764	7.8	7.8	-	-
Other Established Markets(iii)	1,611	1,504	7.1	7.3	-	(0.2)
Total Established Markets	4,590	4,268	7.5	7.6	-	(0.1)
Emerging Markets	959	947	1.3	5.1	-	(3.8)
Total	5,549	5,215	6.4	7.2	-	(0.8)
(i)   Underlying growth is defined in Note 1 on page 3
(ii)  Other Reconstruction includes robotics capital sales, our joint navigation business and bone cement
(iii) Other Established Markets are Europe, Canada, Japan, Australia and New Zealand

2023 CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Group Income Statement for the year ended 31 December 2023

		2023	2022
	Notes	$m	$m
Revenue	2	5,549	5,215
Cost of goods sold		(1,730)	(1,540)
Gross profit		3,819	3,675
Selling, general and administrative expenses		(3,055)	(2,880)
Research and development expenses		(339)	(345)
Operating profit	2	425	450
Interest income		34	14
Interest expense		(132)	(80)
Other finance costs		(7)	(8)
Share of results of associates		(30)	(141)
Profit before taxation		290	235
Taxation	3	(27)	(12)
Attributable profitA		263	223
Earnings per shareA
Basic		30.2¢	25.5¢
Diluted		30.1¢	25.5¢

Group Statement of Comprehensive Income for the year ended 31 December 2023

	2023	2022
	$m	$m
Attributable profitA	263	223
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(89)	30
Taxation on other comprehensive income	18	(7)
Total items that will not be reclassified to income statement	(71)	23

Items that may be reclassified subsequently to income statement
Exchange differences on translation of foreign operations	56	(102)
Net losses on cash flow hedges	(2)	(13)
Taxation on other comprehensive income	-	2
Total items that may be reclassified subsequently to income statement	54	(113)
Other comprehensive loss for the year, net of taxation	(17)	(90)
Total comprehensive income for the yearA	246	133

A    Attributable to the equity holders of the parent and wholly derived from continuing operations.

Group Balance Sheet as at 31 December 2023

		2023	2022
	Notes	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,470	1,455
Goodwill		2,992	3,031
Intangible assets		1,110	1,236
Investments		8	12
Investment in associates		16	46
Other non-current assets		18	12
Retirement benefit assets		69	141
Deferred tax assets		274	177
		5,957	6,110
Current assets
Inventories		2,395	2,205
Trade and other receivables		1,300	1,264
Current tax receivable		33	37
Cash at bank	6	302	350
		4,030	3,856
TOTAL ASSETS		9,987	9,966

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175
Share premium		615	615
Capital redemption reserve		20	20
Treasury shares		(94)	(118)
Other reserves		(405)	(459)
Retained earnings		4,906	5,026
Total equity		5,217	5,259

Non-current liabilities
Long-term borrowings and lease liabilities	6	2,319	2,712
Retirement benefit obligations		88	70
Other payables		35	90
Provisions		48	84
Deferred tax liabilities		9	36
		2,499	2,992

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	765	160
Trade and other payables		1,055	1,098
Provisions		233	243
Current tax payable		218	214
		2,271	1,715
Total liabilities		4,770	4,707
TOTAL EQUITY AND LIABILITIES		9,987	9,966

Condensed Group Cash Flow Statement for the year ended 31 December 2023

	2023	2022
	$m	$m
Cash flows from operating activities
Profit before taxation	290	235
Net interest expense	98	66
Depreciation, amortisation and impairment	701	628
Share of results of associates	30	141
Share-based payments expense (equity-settled)	39	40
Net movement in post-retirement obligations	3	6
Movement in working capital and provisions	(332)	(535)
Cash generated from operations	829	581
Net interest and finance costs paid	(96)	(66)
Income taxes paid	(125)	(47)
Net cash inflow from operating activities	608	468

Cash flows from investing activities
Acquisitions, net of cash acquired	(21)	(113)
Capital expenditure	(427)	(358)
Purchase of investments	-	(2)
Distribution from associate	-	1
Net cash used in investing activities	(448)	(472)
Net cash inflow/(outflow) before financing activities	160	(4)

Cash flows from financing activities
Proceeds from issue of ordinary share capital	-	1
Proceeds from own shares	-	5
Purchase of own shares	-	(158)
Payment of capital element of lease liabilities	(52)	(54)
Equity dividends paid	(327)	(327)
Cash movements in borrowings	175	(396)
Settlement of currency swaps	4	3
Net cash used in financing activities	(200)	(926)

Net decrease in cash and cash equivalents	(40)	(930)
Cash and cash equivalents at beginning of year	344	1,285
Exchange adjustments	(4)	(11)
Cash and cash equivalents at end of yearB	300	344

B    Cash and cash equivalents at the end of the period are net of bank overdrafts of $2m (2022: $6m).

Group Statement of Changes in Equity for the year ended 31 December 2023

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2023	175	615	20	(118)	(459)	5,026	5,259
Attributable profitA	-	-	-	-	-	263	263
Other comprehensive incomeA	-	-	-	-	54	(71)	(17)
Equity dividends paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	39	39
Cost of shares transferred to beneficiaries	-	-	-	24	-	(24)	-
At 31 December 2023	175	615	20	(94)	(405)	4,906	5,217

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reserves	earnings	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2022	177	614	18	(120)	(346)	5,225	5,568
Attributable profitA	-	-	-	-	-	223	223
Other comprehensive incomeA	-	-	-	-	(113)	23	(90)
Equity dividends paid	-	-	-	-	-	(327)	(327)
Share-based payments recognised	-	-	-	-	-	40	40
Taxation on share-based payments	-	-	-	-	-	(3)	(3)
Purchase of own sharesC	-	-	-	(158)	-	-	(158)
Cost of shares transferred to beneficiaries	-	-	-	31	-	(26)	5
Cancellation of treasury sharesC	(2)	-	2	129	-	(129)	-
Issue of ordinary share capital	-	1	-	-	-	-	1
At 31 December 2022	175	615	20	(118)	(459)	5,026	5,259

A   Attributable to the equity holders of the parent and wholly derived from continuing operations.

C    During the year ended 31 December 2023, a total of nil ordinary shares was purchased at a cost of $nil and nil ordinary shares were cancelled (2022: 10.1m ordinary shares were purchased at a cost of $158m and 7.8m ordinary shares were cancelled).

Notes to the Condensed Consolidated Financial Statements

1.    Basis of preparation and accounting policies
Smith & Nephew plc (the 'Company') is a public limited company incorporated in England and Wales. In these condensed consolidated financial statements ('Financial Statements'), 'Group' means the Company and all its subsidiaries. The financial information herein has been prepared on the basis of the accounting policies as set out in the Annual Report of the Group for the year ended 31 December 2023. The Group has prepared its accounts in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2023. IFRS as adopted in the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB. However, the differences have no impact for the periods presented. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group's circumstances for the purpose of presenting fairly the Group's financial position, financial performance and cash flows. In determining and applying accounting policies, judgement is often required in respect of items where the choice of specific policy, accounting estimate or assumption to be followed could materially affect the reported results or net asset position of the Group; it may later be determined that a different choice would have been more appropriate. The Group's significant accounting policies which require the most use of management's estimation are: valuation of inventories; liability provisioning; and impairment. There has been no change in the methodology of applying management estimation in these policies since the year ended 31 December 2022.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current challenging economic environment have been considered as part of the Group's adoption of the going concern basis in these financial statements, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these financial statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these financial statements for the reasons set out below.

The Group had access to $300m of cash and cash equivalents at 31 December 2023. The Group's net debt, excluding lease liabilities, at 31 December 2023 was $2,577m with access to committed facilities of $3.6bn with an average maturity of 5.2 years. At the date of approving these financial statements the funding position of the Group has remained unchanged and the cash position is not materially different.

The Group has $405m of private placement debt due for repayment in 2024. $1,030m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group's other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, with the key judgement applied being the speed and sustainability of the return to a normal volume of elective procedures in key markets, including the impact of a significant global economic recession, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of the financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting' issued by the FRC) in preparing these financial statements.

The principal risks that the Group is exposed to will be disclosed in the Group's 2023 Annual Report. These are: strategy and commercial execution; cybersecurity; global supply chain; legal and compliance; mergers and acquisitions; new product innovation, design and development including intellectual property; political and economic; pricing and reimbursement; quality and regulatory; talent management; and foreign exchange.

The financial information contained in this document does not constitute statutory financial statements as defined in sections 434 and 435 of the Companies Act 2006 for the years ended 31 December 2023 or 2022 but is derived from those accounts. Statutory accounts for 2022 have been delivered to the registrar of companies and those for 2023 will be delivered in due course. The auditor has reported on those accounts; their report was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498 (2) or (3) of the Companies Act 2006.

New accounting standards effective 2023
A number of new amendments to standards are effective from 1 January 2023 but they do not have a material effect on the Group's financial statements except for Deferred Tax related to Assets and Liabilities arising from a Single Transaction - Amendment to IAS 12, which the Group has adopted. The amendments narrow the scope of the initial recognition exemption to exclude transactions that give rise to equal and offsetting temporary differences such as leases.

The Group previously accounted for deferred tax on leases where the deferred tax asset or liability was recognised on a net basis. Following the amendments, the Group has recognised a separate deferred tax asset in relation to its lease liabilities and a deferred tax liability in relation to its right-of-use assets. However, there is no impact on the balance sheet because the balances qualify for offset under paragraph 74 of IAS 12. There was also no impact on the opening retained earnings as at 1 January 2023 as a result of the change. The policy for recognising and measuring income taxes is consistent with that applied in the comparative years except for the changes outlined above as a result of the Group's adoption of the amendments to IAS 12. The change in accounting policy will also be reflected in the Group's condensed consolidated financial statements for the year ended 31 December 2023.

Accounting standards issued but not yet effective
A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2024 and earlier application is permitted; however, the Group has not adopted them early in preparing these Financial Statements.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules which will take effect for the Group from 1 January 2024.

Critical judgements and estimates
The Group prepares its financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group's financial position and results. Under IFRS, the Directors are required to adopt those accounting policies most appropriate to the Group's circumstances for the purpose of presenting fairly the Group's financial position, financial performance and cash flows.

The Group's accounting policies do not include any critical judgements. The Group's accounting policies are set out in Notes 1-23 of the Notes to the Group accounts. Of those, the policies which require the most use of management's estimation are outlined below. The critical estimates are consistent with 31 December 2022. Management have considered the impact of the uncertainties around the current challenging economic environment below.

Valuation of inventories
A feature of the Orthopaedics business unit (which accounts for approximately 66% of the Group's total inventory and approximately 82% of the total provision for excess and obsolete inventory) is the high level of product inventory required, some of which is located at customer premises and is available for customers' immediate use. Complete sets of products, including large and small sizes, have to be made available in this way. These sizes are used less frequently than standard sizes and towards the end of the product life cycle are inevitably in excess of requirements. Adjustments to carrying value are therefore required to be made to orthopaedic inventory to anticipate this situation. These adjustments are calculated in accordance with a formula based on levels of inventory compared with historical usage. This formula is applied on an individual product line basis and typically is first applied when a product group has been on the market for two years. This method of calculation is considered appropriate based on experience, but it does require management estimate in respect of customer demand, effectiveness of inventory deployment, length of product lives and phase-out of old products.

Current economic environment impact assessment: In assessing the increase in provision for excess and obsolete inventory, management have considered the impact of higher input cost inflation on increased inventory levels. Management have not changed their accounting policy since 31 December 2022, nor is a change in the key assumptions underlying the methodology expected in the next 12 months. Primarily due to inventory growth, the provision has increased from $504m at 31 December 2022 to $544m at 31 December 2023. The provision for excess and obsolete inventory is not considered to have a range of potential outcomes that is significantly different to the $544m at 31 December 2023 in the next 12 months. The provision has a high degree of estimation uncertainty given the range of products and sizes, with a potential range of reasonable outcomes that could be material over the longer term.

Liability provisioning
The recognition of provisions for legal disputes related to metal-on-metal cases is subject to a significant degree of estimation. Provision is made for loss contingencies when it is considered probable that an adverse outcome will occur and the amount of the loss can be reasonably estimated. In making its estimates, management takes into account the advice of internal and external legal counsel. Provisions are reviewed regularly and amounts updated where necessary to reflect developments in the disputes. The value of provisions may require future adjustment if experience such as number, nature or value of claims or settlements changes. Such a change may be material in 2024 or thereafter. The ultimate liability may differ from the amount provided depending on the outcome of court proceedings and settlement negotiations or if investigations bring to light new facts.

Current economic environment impact assessment: Management considered whether there had been any changes to the number and value of claims due to current challenging economic environment and to date have not identified any significant changes in trends. If the experience changes in the future, the value of provisions may require adjustment.

Impairment
In carrying out impairment reviews of intangible assets and goodwill, a number of significant assumptions have to be made when preparing cash flow projections. These include the future rate of market growth, discount rates, the market demand for the products acquired, the future profitability of acquired businesses or products, levels of reimbursement and success in obtaining regulatory approvals. If actual results should differ or changes in expectations arise, impairment charges may be required which would adversely impact operating results. There has been an increase in the level of headroom in relation to goodwill impairment testing for the Orthopaedics CGU which is sensitive to a reasonably possible change in assumptions. In 2023, the Group impaired $84m of goodwill and $37m of intangible assets related to Engage as a result of the impairment review undertaken for the voluntary product discontinuation.

For other intangible assets and goodwill CGUs, this critical estimate is not considered to have a significant risk of material adjustment in 2024 or thereafter based on sensitivity analyses undertaken (as outlined below).

Current economic environment impact assessment: Management have assessed the non-current assets held by the Group at 31 December 2023 to identify any indicators of impairment as a result of current economic environment. Where an impairment indicator has arisen, impairment reviews have been undertaken by comparing the expected recoverable value of the asset to the carrying value of the asset. The recoverable amounts are based on cash flow projections using the Group's base case scenario in its going concern models, which was reviewed and approved by the Board.

Climate change considerations
The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Group accounts. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the financial statements:
●   The impact of climate change on the going concern assessment and the viability of the Group over the next three years.
●   The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill.
●   The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

2.    Business segment information
The Group's operating structure is organised around three global business units and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Accordingly, the Group has concluded that there are three reportable segments.

Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally.

The Executive Committee ('ExCo') comprises the Chief Financial Officer ('CFO'), the business unit presidents and certain heads of function, and is chaired by the Chief Executive Officer ('CEO'). ExCo is the body through which the CEO uses the authority delegated to him by the Board of Directors to manage the operations and performance of the Group. All significant operating decisions regarding the allocation and prioritisation of the Group's resources and assessment of the Group's performance are made by ExCo, and whilst the members have individual responsibility for the implementation of decisions within their respective areas, it is at the ExCo level that these decisions are made. Accordingly, ExCo is considered to be the Group's chief operating decision maker as defined by IFRS 8 Operating Segments.

In making decisions about the prioritisation and allocation of the Group's resources, ExCo reviews financial information for the three business units (Orthopaedics, Sports Medicine & ENT, and Advanced Wound Management) and determines the best allocation of resources to the business units. Financial information for corporate costs is presented on a Group-wide basis. The ExCo is not provided with total assets and liabilities by segment, and therefore these measures are not included in the disclosures below. The results of the segments are shown below.

2a.  Revenue by business segment and geography
Revenue is recognised as the performance obligations to deliver products or services are satisfied and is recorded based on the amount of consideration expected to be received in exchange for satisfying the performance obligations. Revenue is recognised primarily when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms, with some transfer of services taking place over time. Substantially all performance obligations are fulfilled within one year. There is no significant revenue associated with the provision of services.

Payment terms to our customers are based on commercially reasonable terms for the respective markets while also considering a customer's credit rating. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue. Rebates primarily comprise chargebacks and other discounts granted to certain customers. Chargebacks are discounts that occur when a third-party purchases product from a wholesaler at its agreed price plus a mark-up. The wholesaler in turn charges the Group for the difference between the price initially paid by the wholesaler and the agreed price. The provision for chargebacks is based on expected sell-through levels by the Group's wholesalers to such customers, as well as estimated wholesaler inventory levels.

Orthopaedics and Sports Medicine & ENT (Ear, Nose & Throat)
Orthopaedics and Sports Medicine & ENT consists of the following businesses: Knee Implants, Hip Implants, Other Reconstruction, Trauma & Extremities, Sports Medicine Joint Repair, Arthroscopic Enabling Technologies and ENT. Sales of inventory located at customer premises and available for customers' immediate use are recognised when notification is received that the product has been implanted or used. Substantially all other revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services.

In general, our business in Established Markets is direct to hospitals and ambulatory surgery centers whereas in the Emerging Markets we generally sell through distributors.

Advanced Wound Management
Advanced Wound Management consists of the following businesses: Advanced Wound Care, Advanced Wound Bioactives and Advanced Wound Devices. Substantially all revenue is recognised when control is transferred to the customer, which is generally when the goods are shipped or delivered in accordance with the contract terms. Revenue is recognised for the amount of consideration expected to be received in exchange for transferring the products or services. Appropriate provisions for returns, trade discounts and rebates are deducted from revenue, as explained above.

The majority of our Advanced Wound Management business, and in particular products used in community and homecare facilities, is through wholesalers and distributors. When control is transferred to a wholesaler or distributor, revenue is recognised accordingly. The proportion of sales direct to hospitals is higher in our Advanced Wound Devices business in Established Markets.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	2023	2022
	$m	$m
Segment revenue
Orthopaedics	2,214	2,113
Sports Medicine & ENT	1,729	1,590
Advanced Wound Management	1,606	1,512
Revenue from external customers	5,549	5,215

Disaggregation of revenue
The following table shows the disaggregation of Group revenue by product by business unit:

	2023	2022
	$m	$m
Knee Implants	940	899
Hip Implants	599	584
Other Reconstruction	111	87
Trauma & Extremities	564	543
Orthopaedics	2,214	2,113
Sports Medicine Joint Repair	945	870
Arthroscopic Enabling Technologies	588	567
ENT (Ear, Nose & Throat)	196	153
Sports Medicine & ENT	1,729	1,590
Advanced Wound Care	725	712
Advanced Wound Bioactives	553	520
Advanced Wound Devices	328	280
Advanced Wound Management	1,606	1,512
Total	5,549	5,215

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives products, which are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	2023			2022
	Established Markets (D)	Emerging Markets	Total	Established Markets (D)	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	3,184	759	3,943	2,949	754	3,703
Advanced Wound Management	1,406	200	1,606	1,319	193	1,512
Total	4,590	959	5,549	4,268	947	5,215

D   Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the year was $2,979m (2022: $2,764m), China revenue for the year was $275m (2022: $319m) and UK revenue for the year was $201m (2022: $186m).

No single customer comprises more than 10% of the Group's external sales.

2b.  Trading and operating profit by business segment
Trading profit is a trend measure which presents the profitability of the Group excluding the impact of specific transactions that management considers affect the Group's short-term profitability and the comparability of results. The Group presents this measure to assist investors in their understanding of trends. The Group has identified the following items, where material, as those to be excluded from operating profit when arriving at trading profit: acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	2023	2022
	$m	$m
Segment profit
Orthopaedics	398	383
Sports Medicine & ENT	503	472
Advanced Wound Management	472	436
Segment trading profit	1,373	1,291
Corporate costs	(403)	(390)
Group trading profit	970	901
Acquisition and disposal related items1	(60)	(4)
Restructuring and rationalisation expenses	(220)	(167)
Amortisation and impairment of acquisition intangibles1	(207)	(205)
Legal and other1	(58)	(75)
Group operating profit	425	450

1     During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage's assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal related items), intangible assets of $37m (included in amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by the remeasurement of contingent consideration of $33m (included in acquisition and disposal related items).

Acquisition and disposal related items
For the year ended 31 December 2023, costs primarily relate to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions.

For the year ended 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions.

Restructuring and rationalisation costs
For the years ended 31 December 2023 and 2022, these costs include efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme.

Amortisation and impairment of acquisition intangibles
For the years ended 31 December 2023 and 2022, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the year ended 31 December 2023, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims partially offset by a decrease of $8m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims and by the release of a provision for an intellectual property dispute.

For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

The years ended 31 December 2023 and 2022 also include costs for implementing the requirements of the EU Medical Device Regulation which came into effect in May 2021 with a transition period to May 2024.

3.    Taxation
Reported tax for the year ended 31 December 2023 was a charge of $27m (2022: $12m charge). The reported tax charge is low due to tax credits on significant non-trading items such as restructuring and rationalisation expenses and amortisation of acquisition intangibles.

Pillar Two

The OECD Pillar Two GloBE Rules (Pillar Two) introduce a global minimum corporation tax rate of 15% applicable to multinational enterprise groups with global revenue over €750m. All participating OECD members are required to incorporate these rules into national legislation. The Pillar Two rules will apply to the Group for its accounting period commencing 1 January 2024. On 23 May 2023, the International Accounting Standards Board (IASB) amended IAS 12 to introduce a mandatory temporary exception to the accounting for deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules. On 19 July 2023 the UK Endorsement Board adopted the IASB amendments to IAS 12.

The Group has performed an assessment of its potential exposure to Pillar Two income taxes based on 2023 financial data and considers that the rules will result in an increase in the Group tax rate. The main jurisdictions which would give rise to Pillar Two income tax are Switzerland, Singapore and Costa Rica; all jurisdictions in which the Group has substantial operations. It is estimated that the Pillar Two income tax would increase the Group tax rate by around 1.5%. The actual Pillar Two impact in 2024 will depend on factors such as revenues, costs and foreign currency exchange rate impacts by jurisdiction.

The Group is adopting the mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules.

The Group does not meet the threshold for application of the Pillar One transfer pricing rules.

4.    Dividends
The 2022 final dividend of 23.1 US cents per ordinary share totalling $201m was paid on 17 May 2023. The 2023 interim dividend of 14.4 US cents per ordinary share totalling $126m was paid on 1 November 2023.

A final dividend for 2023 of 23.1 US cents per ordinary share has been proposed by the Board and will be paid, subject to shareholder approval, on 22 May 2024 to shareholders whose names appear on the Register of Members on 2 April 2024. The sterling equivalent per ordinary share will be set following the record date. The ex-dividend date is 28 March 2024 and the final day for currency and dividend reinvestment plan ('DRIP') elections is 30 April 2024.

5.    Acquisitions

Year ended 31 December 2023

No acquisitions were completed in the year ended 31 December 2023.

During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. Refer to note 2b for further details.

Year ended 31 December 2022

On 18 January 2022, the Group completed the acquisition of 100% of the share capital of Engage Uni, LLC (doing business as Engage Surgical), owner of the only cementless unicompartmental (partial) knee system commercially available in the US.

The maximum consideration, all payable in cash, is $135m and the provisional fair value consideration is $131m and includes $32m of contingent consideration. The goodwill represents the control premium, the acquired workforce and the synergies expected from integrating Engage Surgical into the Group's existing business. The majority of the consideration is expected to be deductible for tax purposes.

The fair value of assets acquired and liabilities assumed is set out below:

Engage Surgical
$m
Intangible assets - Product-related	44
Property, plant & equipment	2
Inventory	2
Trade and other payables	(1)
Net assets	47
Goodwill	84
Consideration (net of $nil cash acquired)	131

The product-related intangible assets were valued using a relief-from-royalty methodology with the key inputs being revenue, profit and discount rate.

6.    Net debt
Net debt as at 31 December 2023 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	2023	2022
	$m	$m
Cash at bank	302	350
Long-term borrowings	(2,175)	(2,565)
Bank overdrafts, borrowings and loans due within one year	(710)	(111)
Net currency swap (liabilities)/assets	(1)	-
Net interest rate swap assets/(liabilities)	7	(13)
Net debt	(2,577)	(2,339)
Non-current lease liabilities	(144)	(147)
Current lease liabilities	(55)	(49)
Net debt including lease liabilities	(2,776)	(2,535)

Reconciliation of net cash flow to movement in net debt including lease liabilities
Net cash flow from cash net of overdrafts	(40)	(930)
Settlement of currency swaps	(4)	(3)
Net cash flow from borrowings	(175)	396
Change in net debt from net cash flow	(219)	(537)
IFRS 16 lease liabilities	(3)	1
Exchange adjustment	(20)	47
Corporate bond issuance expense	1	3
Change in net debt in the year	(241)	(486)
Opening net debt	(2,535)	(2,049)
Closing net debt	(2,776)	(2,535)

The Group has available committed facilities of $3.6bn (2022: $3.7bn). In Q4 2023, the Group refinanced its $1bn Revolving Credit Facility, which extends the facility maturity to 2028, with options to extend the maturity to 2030.

During 2022, the Group issued its debut EUR Corporate Bond, in the form of a €500m (before expenses and underwriting discounts) of notes bearing an interest rate of 4.565% repayable in 2029.

The Group has $405m of private placement debt due for repayment in 2024.

7a.   Financial instruments
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount		Fair value
	2023	2022	2023	2022	Fair value
	$m	$m	$m	$m	level
Financial assets at fair value
Forward foreign exchange contacts	25	46	25	46	Level 2
Investments	8	12	8	12	Level 3
Contingent consideration receivable	18	18	18	18	Level 3
Currency swaps	2	1	2	1	Level 2
Interest rate swaps	7	-	7	-	Level 2
	60	77	60	77
Financial assets not measured at fair value
Trade and other receivables	1,163	1,123
Cash at bank	302	350
	1,465	1,473
Total financial assets	1,525	1,550

Financial liabilities at fair value
Acquisition consideration	(32)	(78)	(32)	(78)	Level 3
Forward foreign exchange contracts	(25)	(42)	(25)	(42)	Level 2
Currency swaps	(3)	(1)	(3)	(1)	Level 2
Interest rate swaps	-	(13)	-	(13)	Level 2
	(60)	(134)	(60)	(134)
Financial liabilities not measured at fair value
Acquisition consideration	(4)	(14)
Bank overdrafts	(2)	(6)
Bank loans	(303)	-
Corporate bond not in a hedge relationship	(995)	(994)
Corporate bond in a hedge relationship	(555)	(516)
Private placement debt not in a hedge relationship	(1,030)	(1,160)
Trade and other payables	(1,026)	(1,040)
	(3,915)	(3,730)
Total financial liabilities	(3,975)	(3,864)

At 31 December 2023, the book value and market value of the USD corporate bond were $995m and $826m respectively (2022: $994m and $783m), the book value and market value of the EUR Corporate bond were $555m and $586m respectively (2022: $516m and $531m). The book value and fair value of the private placement debt were $1,030m and $959m respectively (2022: $1,160m and $987m).

There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2023 and the year ended 31 December 2022. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature. Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020 and October 2022 are publicly listed and a market price is available. The Group's other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

The fair value of investments is based upon third party pricing models for share issues. As a result, investments are considered Level 3 in the fair value hierarchy. The movements in the year ended 31 December 2023 and the year ended 31 December 2022 for financial instruments measured using Level 3 valuation methods are presented below:

	2023	2022
	$m	$m
Investments
At 1 January	12	10
Additions	-	2
Fair value remeasurement	(4)	-
	8	12

Contingent consideration receivable
At 1 January	18	20
Receipts	-	(2)
	18	18

Acquisition consideration liability
At 1 January	(78)	(84)
Arising on acquisitions	-	(32)
Payments	13	20
Remeasurements	33	19
Discount unwind	-	(1)
	(32)	(78)

7b.  Retirement benefit obligations
The discount rates applied to the future pension liabilities of the UK and US pension plans are based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations. The actuarial loss on obligation of $25m primarily relates to the decrease in discount rates since 31 December 2022 by 30bps to 4.5% and 5.0% for the UK Plan and US Plan respectively. There is also an actuarial loss from the return on plan assets of $64m mainly due to the impact of UK Plan buy-in.

In June 2023, the Trustee with the support of the Company concluded a full buy-in of the Main Fund with Rothesay Life. However, no decision on a future buy-out had been reached by the Company yet. Whilst the contract between the Life Insurer (Rothesay) and the Trustee allows for a buy-out, a number of steps would need to be concluded before this could be achieved. Not least, the conclusion of the due diligence process with the Life Insurer is expected to continue into the second half of 2024. Thereafter, the Trustee and the Company could not act unilaterally to move to a buy-out and the UK Fund governance structure lays out several steps the Company would be required to conclude for a buy-out decision. The transaction resulted in a $58m loss being recognised in OCI with $nil cash impact.

In October 2022, US Pension plan members were notified that Smith & Nephew Inc. (SNI) would begin the termination process for the plan. In December 2023, Fidelity & Guaranty Life was selected to take over responsibility for the remaining US pension plan obligation and administration upon termination. A premium amount of $245m was paid in cash by the US Plan on 4 January 2024. Certain active employees and terminated vested participants elected to receive a lump sum in exchange for their plan benefit of $80m. This resulted in a $4m settlement costs which were recognised in 2023, representing the difference between the Defined Benefit Obligations and the lump sums paid to members in December 2023. Following this transaction, members move to have a direct relationship with Fidelity & Guaranty Life with SNI no longer retaining an obligation for the settlement of accrued member benefits following short administrative transition and due diligence process.

8.    Exchange rates
The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	2023	2022
Average rates
Sterling	1.24	1.23
Euro	1.08	1.05
Swiss Franc	1.11	1.05
Period end rates
Sterling	1.27	1.21
Euro	1.10	1.07
Swiss Franc	1.19	1.08

 9. Subsequent events
On 9 January 2024, the Group completed the acquisition of 100% of the share capital of CartiHeal, the developer of CARTIHEAL◊ AGILI-C◊, a novel sports medicine technology for cartilage regeneration in the knee. The acquisition of this disruptive technology supports our strategy to invest behind our successful Sports Medicine & ENT business unit. Smith+Nephew paid $180m in cash on completion, with up to a further $150m contingent on future financial performance.

This acquisition will be treated as a business combination under IFRS 3. The provisional value of acquired net tangible assets is not material and is not expected to have material fair value adjustments. The remaining consideration will be allocated between identifiable intangible assets (product-related) and goodwill, with the majority expected to be goodwill representing the control premium, the acquired workforce and the synergies expected from integrating CartiHeal into the Group's existing business.

In October 2022, US Pension plan members were notified that Smith & Nephew Inc. would begin the termination process for the plan. In December 2023, Fidelity & Guaranty Life was selected to take over responsibility for the remaining US pension plan obligation and administration upon termination. A premium amount of $245m was paid in cash by the US Plan on 4 January 2024 to settle the annuity purchase agreement with Fidelity & Guaranty Life. Certain active employees and terminated vested participants elected to receive a lump sum in exchange for their plan benefit of $80m. This resulted in $4m of settlement costs which were recognised in 2023, representing the difference between defined benefit obligation (DBO) and the lump sums paid to members in December 2023. A $2m credit will be recorded in 2024 linked to the annuity purchase contract concluded with Fidelity & Guaranty Life on 4 January 2024.

Other information

Definitions of and reconciliation to measures included within adjusted "trading" results

These Financial Statements include financial measures that are not prepared in accordance with IFRS. These measures, which include trading profit, trading profit margin, trading profit before tax, adjusted attributable profit, tax rate on trading results (trading tax expressed as a percentage of trading profit before tax), Adjusted Earnings Per Ordinary Share (EPSA), trading cash flow, trading profit to trading cash conversion ratio, leverage ratio, and underlying revenue growth, exclude the effect of certain cash and non-cash items that Group management believes are not related to the underlying performance of the Group. These non-IFRS financial measures are also used by management to make operating decisions because they facilitate internal comparisons of performance to historical results.

Non-IFRS financial measures are presented in these Financial Statements as the Group's management believe that they provide investors with a means of evaluating performance of the business segments and the consolidated Group on a consistent basis, similar to the way in which the Group's management evaluates performance, that is not otherwise apparent on an IFRS basis, given that certain non-recurring, infrequent, non-cash and other items that management does not otherwise believe are indicative of the underlying performance of the consolidated Group may not be excluded when preparing financial measures under IFRS. These non-IFRS measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with IFRS.

Underlying revenue growth

'Underlying revenue growth' is used to compare the revenue in a given period to the comparative period on a like-for-like basis. Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, by making two adjustments, the 'constant currency exchange effect' and the 'acquisitions and disposals effect', described below.

The 'constant currency exchange effect' is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the prior year closing rate.

The 'acquisitions and disposals effect' is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group's internal reporting systems and are readily identifiable.

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS, reconciles to underlying revenue growth as follows:

					Reconciling Items
			Reported	Underlying	Acquisitions	Currency
	2023	2022	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Orthopaedics	2,214	2,113	4.8	5.7	-	(0.9)
Sports Medicine & ENT	1,729	1,590	8.8	10.0	-	(1.2)
Advanced Wound Management	1,606	1,512	6.2	6.4	-	(0.2)
Revenue from external customers	5,549	5,215	6.4	7.2	-	(0.8)

Trading profit, trading profit margin, trading cash flow and trading profit to trading cash conversion ratio

Trading profit, trading profit margin (trading profit expressed as a percentage of revenue), trading cash flow and trading profit to trading cash conversion ratio (trading cash flow expressed as a percentage of trading profit) are trend measures, which present the profitability of the Group. The adjustments made exclude the impact of specific transactions that management considers affect the Group's short-term profitability and cash flows, and the comparability of results. The Group has identified the following items, where material, as those to be excluded from operating profit and cash generated from operations, the most directly comparable IFRS measures, when arriving at trading profit and trading cash flow, respectively: acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group's profitability or cash flows on a short-term or one-off basis are excluded from operating profit and cash generated from operations when arriving at trading profit and trading cash flow. The cash contributions to fund defined benefit pension schemes that are closed to future accrual are excluded from cash generated from operations when arriving at trading cash flow. Payment of lease liabilities is included within trading cash flow.

Adjusted earnings per ordinary share ('EPSA')

EPSA is a trend measure which presents the profitability of the Group excluding the post-tax impact of specific transactions that management considers affect the Group's short-term profitability and comparability of results. The Group presents this measure to assist investors in their understanding of trends. Adjusted attributable profit is the numerator used for this measure and is determined by adjusting attributable profit for the items that are excluded from operating profit when arriving at trading profit and items that are recognised below operating profit that affect the Group's short-term profitability. The most directly comparable financial measure calculated in accordance with IFRS is basic earnings per ordinary share ('EPS').

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	$m	¢
2023 Reported	5,549	425	290	(27)	263	829	30.2
Acquisition and disposal related items8	-	60	78	(14)	64	16	7.3
Restructuring and rationalisation costs	-	220	223	(42)	181	124	20.7
Amortisation and impairment of acquisition intangibles8	-	207	207	(45)	162	-	18.6
Legal and other7,8	-	58	64	(12)	52	145	6.0
Lease liability payments	-	-	-	-	-	(52)	-
Capital expenditure	-	-	-	-	-	(427)	-
2023 Adjusted	5,549	970	862	(140)	722	635	82.8

						Cash
			Profit			generated
		Operating	before		Attributable	from	Earnings
	Revenue	profit1	tax2	Taxation3	profit4	operations5	per share6
	$m	$m	$m	$m	$m	$m	¢
2022 Reported	5,215	450	235	(12)	223	581	25.5
Acquisition and disposal related items		4	162	(31)	131	22	15.1
Restructuring and rationalisation costs	-	167	168	(30)	138	120	15.8
Amortisation and impairment of acquisition intangibles	-	205	205	(45)	160	-	18.4
Legal and other7	-	75	82	(21)	61	133	7.0
Lease liability payments	-	-	-	-	-	(54)	-
Capital expenditure	-	-	-	-	-	(358)	-
2022 Adjusted	5,215	901	852	(139)	713	444	81.8

1         Represents a reconciliation of operating profit to trading profit.

2         Represents a reconciliation of reported profit before tax to trading profit before tax.

3         Represents a reconciliation of reported tax to trading tax.

4         Represents a reconciliation of reported attributable profit to adjusted attributable profit.

5         Represents a reconciliation of cash generated from operations to trading cash flow.

6         Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).

7        The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management's definition of trading cash flow as there is no defined benefit service cost for these schemes.

8       During 2023, management evaluated the commercial viability of Engage products and concluded that they should be discontinued. A total of $109m of Engage's assets and liabilities were written off as a result of this action, which includes goodwill of $84m (included in acquisition and disposal related items), intangible assets of $37m (included in   amortisation and impairment of acquisition intangibles), inventory of $21m (included in legal and other), partially offset by the remeasurement of contingent consideration of $33m (included in acquisition and disposal related items).

Acquisition and disposal related items
For the year ended 31 December 2023, costs primary related to the acquisition of CartiHeal and impairment of Engage goodwill, partially offset by credits relating to remeasurement of contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes losses of $18m related to the Group's shareholding in Bioventus.

For the year to 31 December 2022, costs primarily relate to the acquisition of Engage and prior year acquisitions, partially offset by credits relating to remeasurement of deferred and contingent consideration for prior year acquisitions. Adjusted profit before tax additionally excludes losses of $158m related to the Group's shareholding in Bioventus. This primarily relates to an impairment charge of $109m and the Group's share of impairment recognised by Bioventus in its financial statements.

Restructuring and rationalisation costs

For the year ended 31 December 2023, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme that was announced in February 2020. Adjusted profit before tax additionally excludes $3m restructuring costs related to the Group's shareholding in Bioventus.

For the year ended 31 December 2022, these costs include efficiency and productivity elements of the 12-Point Plan and Operations and Commercial Excellence programme announced in February 2020. For the year ended 31 December 2022 adjusted profit before tax additionally excludes $1m of restructuring costs related to the Group's share of results of associates.

Amortisation and impairment of acquisition intangibles
For the years ended 31 December 2023 and 2022, these costs relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other
For the year ended 31 December 2023, charges primarily relate to legal expenses for on-going metal-on-metal hip claims partially offset by a $8m decrease in the provision that reflects the present value of the estimated cost to resolve all other known and anticipate metal-on-metal hip claims and by the release of a provision for an intellectual property dispute.

For the year ended 31 December 2022, charges primarily relate to legal expenses for ongoing metal-on-metal hip claims and an increase of $19m in the provision that reflects the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. These charges in the year to 31 December 2022 were partially offset by a credit of $7m relating to insurance recoveries for ongoing metal-on-metal hip claims.

For the years ended 31 December 2023 and 2022, charges also include the costs for implementing the requirements of the EU Medical Device Regulation that was effective from May 2021 with a transition period to May 2024.

Leverage ratio
The leverage ratio is net debt including lease liabilities to adjusted EBITDA. Net debt is reconciled in Note 6 to the Financial Statements. Adjusted EBITDA is defined as trading profit before depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets, goodwill and trade investments. The calculation of the leverage ratio is set out below:

	2023	2022
	$m	$m
Net debt including lease liabilities	2,776	2,535

Trading profit	970	901
Depreciation of property, plant and equipment	306	319
Amortisation of other intangible assets, impairment of goodwill and trade investments	139	56
Impairment of property, plant and equipment	31	30
Impairment of other intangible assets	-	7
Adjustment for items already excluded from trading profit	(119)	(31)
Adjusted EBITDA	1,327	1,282
Leverage ratio (x)	2.1	2.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 27, 2024	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary